  Exhibit 99.1

High Tide Surpasses 1.5 Million Cabana Club Members

The Company Also Announces the Opening of a New Canna Cabana Store in Belleville, Ontario

High Tide Inc., August 8, 2024 (CNW Group/High Tide Inc.)

CALGARY, AB, Aug. 8, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Cabana Club loyalty program has surpassed 1.5 million members across Canada.  Membership has increased 5% since June 13, 2024, when the Company reported Q2 2024 results. This represents an annual growth rate of 37%. More than 1.2 million members have joined the loyalty program since the Company unveiled its innovative discount club model in October 2021, an increase of more than 400% since its launch.

Cabana Club Membership Over Time (CNW Group/High Tide Inc.)

"I am thrilled that our first-of-its-kind discount club model in cannabis has grown by more than 400% in just a few short years.  This rapid surge in loyalty has resulted in our Canna Cabana store network generating more than 111% growth in same store sales since the launch of the discount club model. With our long-term goal of reaching at least 300 locations across Canada we believe our Cabana Club membership trajectory will keep growing to beyond 2 million members in the months and years to come," said Raj Grover, Chief Founder and Chief Executive Officer of High Tide.

New Belleville Store

The Canna Cabana retail cannabis store located at 150 Sidney Street, in Belleville, Ontario will begin selling recreational cannabis products and consumption accessories for adult use today. This opening will mark High Tide's 181st Canna Cabana branded retail cannabis location in Canada, the 66th in Ontario and the first store in Belleville.

Belleville is located on the Bay of Quinte, along the northern shore of Lake Ontario. In between Toronto and Ottawa, Belleville is a short drive from the internationally renowned Prince Edward County, with sandy beaches and award-winning wineries. This new Canna Cabana location will be one of the first cannabis stores in the southwest end of the city, with nearly exclusive access to over 30,000 residents within a three-kilometer radius. Anchor tenants of this high-volume shopping plaza include a major North American discount retailer, a large Canadian pharmacy chain and several quick service restaurants.

"I am pleased to announce the opening of our first Cabana in Belleville, as we continue to selectively and strategically expand our innovative discount club model into underserved communities.  The Ontario cannabis market, the largest in Canada, holds great potential for the future expansion of our Canna Cabana brand as we continue building towards our goal of 150 locations across the province. Our focus will always be to offer an unbeatable selection and prices to communities across Ontario and beyond," added Mr. Grover.

ABOUT HIGH TIDE

High Tide Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 181 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud, Cabana Cannabis Co, Daily High Club, Vodka Glass, Puff Puff Pass, Dopezilla, Atomik, Hue, Evolution and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new locations beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store locations, the expansion of our discount club model, the ability to reach our communicated goals of reaching 300 locations in Canada, 150 locations in Ontario, and 2 million members. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

________________________ [1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 08-AUG-24